Exhibit 1
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FOR IMMEDIATE RELEASE                                               5 April 2007


                              WPP GROUP PLC ("WPP")

                  MindShare acquires former Affiliate in Russia


WPP announces that its wholly-owned operating company, MindShare, the leading media investment management network, has completed the acquisition of its former affiliate in Moscow ("MindShare Russia"). The business of MindShare Russia (which includes business carried on under related brands Maximise and MindShare Interaction) was formerly carried on under the names Adworks Corporation, New Edge Media, Media Insight and mDigital.

Founded  in 2001 and  based in  Moscow,  MindShare  Russia  employs  106  people
servicing   MindShare's   global  clients,   including  Ford,   Motorola,   IBM,
Kimberly-Clark and Pfizer.

The revenues of the acquired businesses for the year ended 31 December 2006 were RUR 186,715,000 with gross assets at that date of RUR 413,054,000.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan,                                            WPP +44 (0)20 7408 2204
www.wpp.com
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